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                             July 20, 2022

       Edward Vakser
       Chief Executive Officer
       Auri Inc.
       1712 Pioneer Avenue, Suite 500
       Cheyenne, Wyoming 82001

                                                        Re: Auri Inc.
                                                            Amendment No. 2 to
Registration Statement on Form 1-A
                                                            Filed July 11, 2022
                                                            File No. 024-11830

       Dear Mr. Vakser:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form 1-A filed July 11, 2022

       General

   1. Please filed an updated opinion of counsel that accounts for the changes to your offering.
                                                        Please also tell us
when you intend to amend your articles of incorporation to increase the number of your
authorized shares and how you intend to complete this offering absent effectiveness of that
amendment.
               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

                                                        We remind you that the
company and its management are responsible for the accuracy
 Edward Vakser
Auri Inc.
July 20, 2022
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any questions.



                                                          Sincerely,
FirstName LastNameEdward Vakser
                                                          Division of
Corporation Finance
Comapany NameAuri Inc.
                                                          Office of
Manufacturing
July 20, 2022 Page 2
cc:       Jonathan D. Leinwand
FirstName LastName